THE DMS FUNDS

DMS INDIA MIDCAP INDEX FUND

CODE OF ETHICS

The DMS India MidCap Index Fund (the “Fund”) is a registered investment company under the Investment Company Act of 1940 (the “Act”).  Under Section 17(j) of the Act and the SEC’s Rule 17(j)(1) thereunder (the “Rule”), the Fund is required to have a “Code of Ethics.”  The Board of Trustees of the Fund, including all of the disinterested Trustees voting separately, have adopted this Code of Ethics for the Fund.

This Code of Ethics applies only to the DMS India MidCap Index Fund, and not to any other series that may be adopted by The DMS Funds in the future.  The Fund, by definition, only invests in securities that comprise the CNX Midcap Index, an index maintained in India, which index is comprised of stocks of companies present in India.  No other securities are expected to held by the Fund at any time, except for temporary holdings of money market mutual funds or cash equivalent instruments.  As such, the “Access Persons” (as defined in the Rule) can never violate the Rule if they never own, directly or beneficially, any Indian securities.  Thus, this Code of Ethics is very different from codes of ethics for most mutual funds in the United States.

Every Access Person (see below) is prohibited from ever purchasing any Indian security, whether by purchase through a broker or other financial intermediary, in or on any securities market facility in India, or by action of some form of U.S. depository receipt or other equivalent mechanism in a U.S. market, without first obtainingthe prior written approval of both the Compliance Officer and a majority of the disinterested Trustees of the Fund.  This prohibition shall apply to any individual security and any partnership vehicle or mutual fund based in India.  The prohibition shall not apply to purchases or sales of the Fund’s shares by any Access Person, or to purchases and sales of any other U.S. registered mutual fund, even if such other fund concentrates in Indian securities.

This Code of Ethics shall continue in existence only so long as the Fund maintains its investment objective to replicate the CNX Midcap Index.  If the investment objective is ever changed so that securities other than Indian securities may be purchased by the Fund, this Code shall cease to apply and a new Code shall be adopted by the Trustees.

As defined by the Rule and for purposes of this Code, Access Person shall mean: any Trustee, officer or employee of the Fund, any director, officer or employee of the investment adviser to the Fund, and any person, regardless of title, who functions as a principal of the Fund or of the adviser to the Fund.  A person shall be deemed to own, for purposes of this Code, any security that is owned by a spouse or minor child.  Any person unsure of any proposed transaction should discuss the transaction with the Compliance Officer before engaging in the transaction.  Each Access Person shall confirm compliance with this Code at least annually in a manner determined by the Compliance Officer.

 08/06/2012 SL1 1182409v1 103828.00001